

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-mail
Martin Shkreli
Chief Investment Officer
MSMB Capital Management LLC
330 Madison Avenue
6th Floor
New York, NY 10017

> **Re: AMAG Pharmaceuticals, Inc. ("AMAG" or "the Company")**
> **Preliminary Proxy Statement on Schedule 14A filed October 18, 2011**
> **Filed by MSMB Capital Management LLC, et al.**
> **File No. 001-10865**

Dear Mr. Shkreli:

The purpose of this letter is to restate our comment relating to the dissemination of your definitive proxy statement that we issued via telephone to your counsel on August 18, 2011. As stated during our telephone conversations, we have concerns under Exchange Act Rule 14a-9 with respect to the timing by which you plan to disseminate the proxy materials to your stockholders prior to the meeting currently scheduled for 9:00 a.m. on October 21, 2011. We make no representation as to the sufficiency of the time you have provided for AMAG Pharmaceuticals stockholders to receive and review the proxy materials in order to make an informed voting decision with respect to your recommendation that they vote against the Company's share issuance proposal and the adjournment proposal.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585